

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Huihe Zheng
Chairman of the Board, CEO, and President
QDM International Inc.
Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
Changning District
Shanghai, China 200051

Re: QDM International Inc.
Form 10-K for the fiscal year ended March 31, 2021
Filed on July 12, 2021
Forms 10-K/A for the fiscal year ended March 31, 2021
Filed October 21, 2021
Filed December 17, 2021
File No. 000-27251

Dear Mr. Zheng:

We have reviewed your December 17, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K/A for the fiscal year ended March 31, 2021, filed December 17, 2021

Business, page 1

1. At the onset of Business in Part I., Item.1, and in a related risk factor in Item 1A, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 with any questions.

Huihe Zheng
QDM International Inc.
February 2, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Finance